Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF NOVEMBER 30, 2017

DATE, TIME AND PLACE: On November 11, 2017 at 14:30 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen.

QUORUM: The totality of the members with the participation of the Member Amos Genish by teleconference, as allowed in item 6.7.1 of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

1.       The (i) assignment of the responsibility for the Credit Information System (SCR) (BACEN Circular No. 3,567/11) to Officer ANDRE BALESTRIN CESTARE and (ii) removal of Officer ATILIO LUIZ MAGILA ALBIERO JUNIOR those took place on November 6, 2017 were ratified.

2.       Subject to the approval of the General Stockholders’ Meeting and based on subitem 14.2 of the Bylaws, the following was approved:

a)       declaration of interest on capital in the amount of R$ 0.1445 per share, which will be paid to stockholders by April 30, 2018 as mandatory dividend for 2017, with the retention of 15% related to withholding income tax, resulting in a net interest of R$ 0.122825 per share, except for the corporate stockholders that are able to prove that they are immune or exempt; and

b)       the credit corresponding to this interest will be made in the Company’s accounting records on December 29, 2017 to each individual stockholder based on the final stockholding position on December 14, 2017.

3.       The annual review of the Corporate Governance Policy (HF-24) was analyzed and approved.

CLOSING: As there was nothing else to be addressed and no one wished to raise any other issue, the work was ended and these minutes were drafted, read and approved. São Paulo (SP), November 30, 2017. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Alfredo Egydio Setubal, Amos Genish, Fábio Colletti Barbosa, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Members of the Board.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

CORPORATE GOVERNANCE POLICY

TABLE OF CONTENTS

1.	PURPOSE	2

2.	REGULATORY AND SELF-REGULATORY ENVIRONMENT	2

3.	ITAÚ UNIBANCO’S VISION	3

4.	CODE OF ETHICS	3

5.	SENIOR MANAGEMENT	4

5.1.	General Stockholders’ Meetings	4
5.2.	Board of Directors and Committees	5
5.3.	Fiscal Council	11
5.4.	Executive Board	12

6.	STOCKHOLDERS’ RIGHTS	12

6.1.	Dividend Policy	12
6.2.	Tag Along	13

7.	TRANSPARENCY	13

7.1.	Investor Relations	13
7.2.	National and International Stock Indexes	14
7.3.	Policy Disclosure for an Act or Material Fact, Securities Trading Policy and Disclosure and Trading Committee	15
7.4.	Operational Rules for Treasury	16

8.	STOCK OPTION GRANTING PLAN	16

9.	STOCK GRANTING PLAN	16

10.	TRANSACTIONS WITH RELATED PARTIES	17

11.	SUSTAINABILITY	17

12.	SCOPE	18

13.	APPROVAL	18

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A.	page 2

1.       PURPOSE

This Corporate Governance Policy (“Policy”) consolidates the Corporate Governance principles and practices adopted by Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”).

Corporate Governance involves the management and monitoring of the relationships between the Company, the Board of Directors and the Committees related to it, including the Audit and Compensation Committees, the Executive Board, the Independent Auditor, the Fiscal Council, its stockholders and the market. Good Corporate Governance practices add value to the Company, facilitating its access to capital and contributing to its longevity.

The foundation stone on which Itaú Unibanco’s Policy rests is the search for excellence in Corporate Governance with a view to strengthening and creating the best conditions for the development of the institution and that of its subsidiaries.

The Policy ties in with the Bylaws, the Internal Charters of the Board of Directors and other statutory bodies and Committees, the Code of Ethics and other internal regulations of Itaú Unibanco in such a way as to reflect and consolidate the existing structures for protecting the interests of the stockholders and the market, serving as yardsticks for the management of the Company.

2.       REGULATORY AND SELF-REGULATORY ENVIRONMENT

Itaú Unibanco is a financial institution with shares listed on two stock exchanges: B3 S.A. – Brasil, Bolsa, Balcão (B3) and the New York Stock Exchange (NYSE). In the case of the latter, trading takes place through depositary receipts (ADRs).

As a financial institution, the Company is subject to the norms of the National Monetary Council (CMN) and to the rules and inspection of the Central Bank of Brazil (BACEN).

As a listed company with shares traded on the above mentioned stock exchanges in Brazil and the United States, it is subject to the rules and oversight of the local authorities that regulate the respective capital markets: the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and Securities and Exchange Commission (SEC) respectively, including the rules relative to Corporate Governance.

In addition, as a holding company, controlling a range of companies acting in various segments of the market, it includes under its umbrella subsidiaries which are subject to the rules of the respective regulatory and self-regulatory authorities (if signatories) for these sectors, such as, among others, the Brazilian Federation of Banks (FEBRABAN), the National Council of Private Insurance (CNSP), Superintendency of Private Insurance (SUSEP), the Complementary Pension Superintendence (PREVIC), the Brazilian Financial and Capital Markets Entities Association (ANBIMA) and the Brazilian Association of Listed Companies (ABRASCA). In addition, the subsidiaries which engage in activities subject to inspection in other countries are supervised by the respective local regulatory bodies.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A.	page 3

In Brazil, one of the principal regulations applicable to Itaú Unibanco reflects the adherence to B3’s Corporate Governance Level 1 listing, to which the Company signed up on a voluntary basis in 2001. Pursuant to Level 1 listing rules, Itaú Unibanco must adopt differentiated practices of Corporate Governance, such as greater transparency in disclosure to the market, maintenance of a minimum free float and share dispersion via public offerings of shares, respecting the interests of the minority stockholders. In addition, Itaú Unibanco is a signatory of the ABRASCA Self-Regulatory Code for Control and Disclosure of Material Information and is constantly evolving its Corporate Governance practices, acting beyond the contents of regulatory and self-regulatory standards.

In the United States, Itaú Unibanco is subject to the Sarbanes-Oxley Act of 2002, and also the NYSE and SEC requirements applicable to foreign issuers, among them the necessity of establishing an Audit Committee and validation of the Company’s internal controls and financial statements. The establishment of the Audit Committee is also a determination of Brazilian legislation (CMN Resolution No. 3198/04 and CNSP Resolution No. 321/2015) as well as the establishment of the Compensation Committee (CMN Resolution No. 3921/10) and the Risk and Capital Management Committee (CMN Resolution No. 4557/17).

3.       ITAÚ UNIBANCO’S VISION

Itaú Unibanco’s vision is to be a leading bank in sustainable performance and client satisfaction.

For Itaú Unibanco, sustainable performance is to create shared value for employees, clients, stockholders and society, ensuring the longevity of the business.

One of the ways of creating value for stockholders is the adoption of best practices of Corporate Governance, a continuous and long-term process focused on the Company’s sustainable performance.

In this context, Itaú Unibanco has established a set of attitudes (“Our Way”) which guide the way of doing business, the relationship with clients, stockholders, employees, competitors, suppliers, governments and class associations, and above all, the way of establishing our future vision and to reach our business objectives.

4.       CODE OF ETHICS

Itaú Unibanco’s operation is based on principles that sustain an organizational culture focused first and foremost on the enhancement of people, on strict compliance with the rules and regulations and on a permanent vocation for development. To assist in the implementation of these principles, since 2000, Itaú Unibanco has maintained its Code of Ethics, as approved by the Board of Directors and widely disseminated throughout the Company and periodically updated to better align Itaú Unibanco with changes in the national and international scenario.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A.	page 4

5.       SENIOR MANAGEMENT

Senior management encompasses the General Stockholders’ Meeting and the following bodies: Board of Directors, Executive Board, Fiscal Council as well as the committees directly related to the Board of Directors, namely the Strategy Committee, the Appointments and Corporate Governance Committee, the People Committee, Risk and Capital Management Committee, Related Parties Committee, Compensation Committee and the Audit Committee, the latter two also being statutory committees.

The above mentioned committees (“Committees”) maintain a relationship with the Board of Directors, their members being elected or nominated by this body, the purpose being to create the conditions for the uniform handling and systemization of matters of strategic relevance and control of Itaú Unibanco. The Board of Directors and the Committees operate as joint bodies, seeking to arrive at a consensus through dialogue and the systemic view which characterize Itaú Unibanco’s management.

5.1.    General Stockholders’ Meetings

The supreme body of the Company is the General Meeting, which brings stockholders together, either on an ordinary or extraordinary basis, through a convening notice as called for under Law 6.404/76 (“Corporate Law”).

The Annual General Meeting is held in the first four months of every year, for examination, discussion and voting of the financial statements reported by management, decision on the allocation of the net income for the fiscal year, payout of dividends and election of members to the Board of Directors and the Fiscal Council. The Extraordinary General Meeting is held when convened to decide on key matters which are not the exclusive responsibility of the Annual General Meeting.

As from 2012, the Electronic Voting Platform has been made available to the Annual and Extraordinary General Stockholders’ Meetings, allowing the stockholders to exercise their votes by electronic proxy, in advance and from any place. As from September 2016, Itaú Unibanco made available the Remote Voting Form, an electronic document by means of which stockholders may send their voting instructions directly to the Company or through service providers. These initiatives facilitate the participation of stockholders without the need to attend the meeting in person.

5.1.1. Voting and Share Types

The Corporate Bylaws provide for two types of shares: common and preferred, both book entry, with no par value and in a single class. Each common share entitles its holder the right to one vote in the general meetings.

Preferred shares carry no voting rights except in specific cases enshrined in legislation. However, they give their holder (i) priority in the receipt of the annual minimum, non-cumulative dividend of R$ 0.022 per share, which will be adjusted in the event of stock or reverse stock splits; (ii) the right in a possible sale of control to be included in a public offering for acquisition of shares, being guaranteed a price equal to 80% of the value paid to a share with voting rights to the controlling group (“tag along”) and guaranteeing a dividend at least equal to that of the common shares.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A.	page 5

5.2.    Board of Directors and Committees

Operating as a joint body, the Board of Directors is a mandatory body in a listed company. Among other duties, it is incumbent on the Board to provide general guidance on the Company’s business, elect the members of the Executive Board and supervise its management. It is incumbent on the Executive Board to exercise operational and executive functions in line with the guidelines established by the Board of Directors.

The structure, composition and powers of the Board of Directors is enshrined in the Bylaws of Itaú Unibanco and its rules for functioning are established in the Internal Charter. In order to promote the renovation of members on the Board of Directors, the Corporate Bylaws of Itaú Unibanco provides for the ineligibility to the Board of Directors of people more than 70 years of age.

The Board of Directors is made up of natural persons and can have between ten (10) and fourteen (14) members. At the first meeting immediately subsequent to the Annual General Meeting that elected it, the Board will choose from among their peers one (1) Chairman or two (2) Co-Chairmen and up to three (3) Vice Chairmen.

5.2.1. Independent Member of the Board of Directors

The independence of the Board Members is designed to safeguard the Company’s interests and those of its minority stockholders, to foster the debate of ideas eventually different to those of the Directors related by the controlling group. In this context, the Board’s Internal Charter rules that the independent members may meet to examine specific themes relevant to the Company, reporting to the Chairman of the Board on the matters discussed and any suggestions on measures to be adopted.

An independent member is characterized as a person that has neither a commercial relationship nor any other relationship with the Company, with a company under the same control, with a stockholder, part of the controlling group or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view.

In this context for example a person may not be deemed independent if they:

- hold either a direct or indirect stake in the capital stock of the Company or any other company controlled by it or under common control, equal or higher than five percent (5%);

- are included in a stockholders’ agreement or is connected to the controlling shareholding group, directly or indirectly (through a corporate entity or due to family member ties*);

- are or have been in the past three years an employee or officer of the Company, of a controlling stockholder or of a company under the same control or whose family member* is or has been an officer of the Company, of a controlling stockholder or a company subject to the same control;

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A.	page 6

- are or have been (or whose family member* is or has been) in the past three years the responsible technician, partner, officer, manager, supervisor or any other member, with a managerial function, of the team involved in external auditing work for the Company or of a company subject to the same control.

The Appointments and Corporate Governance Committee shall vouch for the independence of the member, the said Committee’s examination not necessarily being restricted to the limits or the relationships exemplified above.

(*) Family members are spouses, blood relatives or by direct or collateral affinity to the second degree.

5.2.2. Committees directly related to the Board of Directors

a) Strategy Committee

Within the scope of the Board of Directors, the Strategy Committee has as its main duty, the discussion of relevant matters and those of a significant impact. It is also incumbent on the said Committee to: (i) support the Board of Directors in the discussion with the Executive Board on the strategic guidelines for business issues; (ii) issue opinions and recommendations on strategic guidelines, thus enriching discussions and decisions of the Board of Directors; (iii) review opportunities for investment submitted by the Executive Board and which have a critical impact on the business; and (iv) issue opinions and recommendations on submitted investment opportunities, providing input for Board of Directors’ discussions and decisions.

With respect to Itaú Unibanco budgetary guidelines, it is incumbent on the Strategy Committee (i) to propose budgetary guidelines to the Board of Directors; (ii) to conduct an in depth discussion with the Executive Board in order to allow the budgetary guidelines to be defined; (iii) to make recommendations to the Board of Directors, following discussion with the Executive Board, on the budget for the current year; and (iv) to advise and support the Chief Executive Officer in the monitoring of the corporate strategy for the budget.

The Strategy Committee shall be made up of three (3) members at the least and ten (10) members at the most, elected annually by the Board of Directors from members of the Board itself and professionals of proven knowledge in the field.

b) Appointments and Corporate Governance Committee

The Appointments and Corporate Governance Committee’s main duty is to monitor the governance of the Company, especially in relation to matters concerning the Board of Directors.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A.	page 7

In this context, it is incumbent on the Appointments and Corporate Governance Committee: (i) to identify, analyze and propose candidates to the Board for submission to the General Meeting, determining if the candidate shall be deemed, if elected, an internal, external or independent director; (ii) to review periodically criteria for defining an independent, external and internal director in accordance with the principles of governance and the applicable regulations, recommending to the Board any modifications deemed necessary and reevaluating the situation of each Director in the light of the new independence criteria which may eventually be established; (iii) to evaluate the functioning of the Board of Directors; (iv) to discuss and make recommendations on succession of the Chairman and Members of the Board; (v) to discuss and make recommendations on guidelines and processes of selection and nomination of the Chief Executive Officer; (vi) to discuss and make recommendations on the succession of the Chief Executive Officer; and (vii) to assist in the identification of the Directors qualified to fill vacancies on the Committees which are subordinate to the Board, including the Appointments and Corporate Governance Committee, in this context specifically providing an opinion on the independence and financial specialization for the Audit Committee. The Committee shall, and whenever deemed appropriate, recommend changes in the composition of the Board of Directors and the Committees that are subordinated to it, as well as recommend changes to the structure of the respective Committees, including the creation and/or extinguishment of Committees.

The Appointments and Corporate Governance Committee is also responsible for Board performance appraisal processes, being incumbent on the Committee to (i) recommend appraisal processes for the Board, Directors, Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support to the evaluation of the Board, Directors, Chairman of the Board, Committees and Chief Executive Officer. .

Finally, based on criteria previously established by the Board of Directors, the Appointments and Corporate Governance Committee shall also examine and opine on situations where there is a potential conflict of interests between the Board members and the companies under the umbrella of the Itaú Unibanco Conglomerate, particularly in relation to situations arising from external activities carried on by the Board members, such as participation of members of the Board of Directors or the Executive Board in statutory bodies of other companies that are not part of the Itaú Unibanco Conglomerate.

The Appointments and Corporate Governance Committee shall be made up of three (3) members at the least and ten (10) members at the most, elected annually by the Board of Directors from among its own members and professionals of proven knowledge in the field.

c) People Committee

The People Committee is responsible for deciding the principal guidelines with respect to policies for people.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A.	page 8

With respect to the guidelines for attraction and retention of talents, it is incumbent on the People Committee to (i) debate strategies for the local and international attraction and mobility of executives; (ii) discuss, monitor and advise the Executive Board on the career and succession processes for strategic talents of the Conglomerate; (iii) monitor the results of institutional programs (including the trainee program); (iv) be informed of the system of employee appraisal; (v) provide support in determining and monitoring the performance of key executives of the Conglomerate through an Individual Development Plan; and (vi) suggest employee compensation policies to the Compensation Committee including various forms of fixed and variable compensation, in addition to benefits and special recruiting and termination programs.

Furthermore, the said Committee has an advisory function on the skills and profile necessary for the Conglomerate to achieve its medium to long-term aspirations; to be cognizant on the hiring tendencies in companies in the same sector; to discuss the culture, suitability of profile and the needs for training; to be informed on the policy for training courses and processes; and to support the delineation of further education programs.

The People Committee is also responsible for institutional decisions and for granting Simple Options under the Itaú Unibanco’s Stock Option Granting Plan.

The People Committee shall be made up of three (3) members at the least and ten (10) members at the most, elected annually by the Board of Directors from among its own members and professionals of proven knowledge in the field.

d) Risk Management and Capital Committee

It is incumbent on the Risk Management and Capital Committee to support the Board of Directors in the performance of their responsibilities relative to the management of risks and capital of the Company, submitting reports and recommendations on these themes for the resolution of the Board with respect to the: (i) approval and review, with a minimum annual frequency of the: risk management policies, strategies and limits; capital management policies and strategies that establish procedures aimed at maintaining capital at levels that are compatible with the risks incurred; stress testing program; business continuity management policies and strategies; liquidity contingency plan; capital plan; and capital contingency plan; (ii) definition of the risk appetite in the scope of capital, liquidity, composition of results, reputational and operational, ensuring alignment with the strategy and supervision of compliance with the terms of risk appetite; (iii) supervision of the risk management and control activities aimed at ensuring their adequacy with the levels of risk assumed and the complexity of operations, as well as compliance with regulatory requirements; (iv) assessment of the level of adherence to the process of the risk management structure regarding the policies established; (v) definition of the minimum return expected on capital as a whole and in its business lines; (vi) supervision of the incentive structures, including compensation, aimed at ensuring their alignment with the risk control objectives and creation of value; (vii) promotion of the improvement of the risk and capital use culture; and (viii) supervision of the operation and performance of the Chief Risk Officer - CRO.

The Risk Management and Capital Committee shall be made up of at least three (3) and at the most ten (10) members, elected annually by the Board of Directors from among its members and professionals of notorious knowledge in the field.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A.	page 9

e) Related Parties Committee

The purpose of the Committee is to analyze the transactions between Related Parties in given circumstances, assuring equality and transparency of these transactions in such a way as to guarantee stockholders, investors and other stakeholders that the Company employs the best practices of Corporate Governance.

In this aspect, it shall be the Committee’s responsibility to approve the transaction or a set of correlated transactions whose amount exceeds one million Brazilian reais (R$ 1,000,000) over a period of twelve (12) consecutive months, as per the respective Policy, with the following duties: (i) to report transactions to the Board of Directors of the Company on a quarterly basis (ii) to determine whether such transactions are in accordance with market conditions as set forth in the terms and conditions contained in the respective Policy and aligned with the other practices used by the Management of the Company such as the guidelines in its Code of Ethics; (iii) to review and point out the advantages of the deal to the Company, as well as whether it complies with the contents of the respective Policy and whether it is unduly beneficial to any of the parties thereto; (iv) to monitor compliance with the Policy, proposing amendments to the Board of Directors whenever needed; and (v) to hire support, if it so deems appropriate, from outside consultants, watching over the integrity and confidentiality of their work, without exempting itself from its duties.

The Related Parties Committee shall be made up of three (3) members elected annually by the Board of Directors from its members deemed to be independent.

f) Compensation Committee

The Compensation Committee, a statutory body instituted by the General Meeting in 2012, covers the definitions and discussions on compensation policies of the Itaú Unibanco Conglomerate. In the light of the growing discussions on the compensation of management of financial institutions and in order to adhere to best governance practices in effect both domestically and internationally, it is incumbent on the Compensation Committee to promote and ensure discussions by the Board of Directors on matters related to compensation.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A.	page 10

The main duties of the Compensation Committee are to: (i) prepare the policy for compensation of the members of management of the Itaú Unibanco Conglomerate, proposing to the Board of Directors the various forms of fixed and variable compensation as well as the benefits and special programs for recruitment and termination; (ii) discuss, analyze and supervise the implementation and operations of the existing compensation models for Itaú Unibanco Conglomerate, discussing the general principles of the compensation policy for the employees and recommending to the Board of Directors for its correction or improvement; (iii) supervise the implementation and operations of the compensation policy for the members of management of the Itaú Unibanco Conglomerate; (iv) review annually the compensation policy for the members of management of the Itaú Unibanco Conglomerate, recommending to the Board of Directors its correction or improvement; (v) propose to the Board of Directors the amount of the aggregate compensation of the members of management to be submitted to the General Meeting; (vi) evaluate and approve the compensation model for the Chief Executive Officer as well as to approve the individual value of his compensation, including fixed and variable fees and benefits; (vii) assess and approve the compensation models proposed by the Chief Executive Officer for the General Directors and Vice Presidents of the Company, as well as to approve the respective individual amounts including fixed and variable fees and benefits, being able also to assess the compensation models, approve the individual values including fixed and variable fees and benefits of the other managers of the Itaú Unibanco Conglomerate (viii) assess future, internal and external scenarios, and their possible impacts on compensation policy for members of management of the Itaú Unibanco Conglomerate; (ix) analyze the compensation policy of members of management of the Itaú Unibanco Conglomerate in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; (x) ensure that the compensation policy for the members of management is permanently compatible with the policy for risk management, with the goals and the current and expected financial situation of Itaú Unibanco and with the provisions of CMN Resolution No. 3921/10; and (xi) prepare on an annual basis the "Compensation Committee Report”.

In addition to complying with the provisions of CMN Resolution No. 3921/10, the Compensation Committee shall evaluate the impacts of other legislations with respect to existing compensation in countries where the Company’s subsidiaries are operating, it being incumbent on the Committee to propose the necessary measures to ensure compliance with these norms.

The Compensation Committee shall be made up of three (3) members at the least and ten (10) members at the most, and shall be made up of (i) professionals with the required qualifications and skills for the exercising of competent and independent judgment of the Company’s compensation policy, including its repercussions on risk management; and (ii) at least one non-manager member.

g) Audit Committee

A statutory body established by the General Meeting in 2004, the Audit Committee is only required for institutions authorized to operate by BACEN and for companies under the supervision of the SUSEP that are part of the Itaú Unibanco Conglomerate. The Audit Committee reports to the Board of Directors. This Committee fully meets the provisions of CMN Resolution No. 3198/2004, CNSP Resolution No. 321/2015, the Sarbanes-Oxley Act and the NYSE norms, in these latter cases where applicable to foreign private issuers.

Pursuant to its Internal Charter, approved by the Board of Directors, it is incumbent on the Audit Committee to supervise: (i) the internal controls and risk management processes; (ii) the internal audit activities; and (iii) the activities of the independent audit companies for the Itaú Unibanco Conglomerate.

It is also incumbent on the Committee to safeguard (i) the quality and integrity of the financial statements; (ii) compliance with the legal and regulatory requirements; (iii) the operation, independence and quality of the work of the independent audit companies; (iv) the operation, independence and quality of the work of the Internal Audit; and (v) the quality and effectiveness of the internal control and risk management systems.

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The Audit Committee is made up of at least three (3) and at the most seven (7) members elected annually by the Board of Directors from among the latter’s members or professionals of proven technical qualification compatible with the responsibilities of the Committee, provided that one of the members of this Committee, at least, shall be designated as Financial Specialist. The election of the members of the Audit Committee shall take into account of the criteria of independence set forth in the Audit Committee Regulation and applicable regulations.

In addition, the Committee must, individually or jointly with the respective independent audit companies for the Itaú Unibanco Conglomerate, formally notify the BACEN or the SUSEP, no later than in three business days from the identification, the existence or evidences of: (i) non-compliance with legal and regulatory provisions capable of putting the continuity of any of the Conglomerate companies at risk; (ii) fraud of any amount perpetrated by managers (members of the Board of Directors and of the Executive Board) of any of the Conglomerate companies; (iii) significant fraud perpetrated by employees of any of the Conglomerate companies or by third parties; and (iv) errors which result in critical inaccuracies in the financial statements of any of the Conglomerate companies.

For the six-month periods ending June 30 and December 31, the Audit Committee is responsible for preparing the "Audit Committee Report", which covers information required by the prevailing regulations. In addition to the mandatory information, in the report of December 31, also included are aspects relative to (i) a formal evaluation of the work carried out by the internal and external audit in the fiscal year; (ii) the self-evaluation of the Committee; and (iii) training of the Committee’s members.

Together with the semi-annual and annual financial statements of Itaú Unibanco Conglomerate, a summary of the Audit Committee Report will be published containing its principal information. Finally, the Audit Committee Report is made available to BACEN, SUSEP, and the Board of Directors for a minimum term of five years as from the date of its completion.

A copy of the aforementioned report shall be submitted to the Board of Directors.

5.3.    Fiscal Council

The Fiscal Council is an independent management body composed of three (3) to five (5) members elected in the General Meeting to supervise the activities of management. The composition, work, duties and responsibilities of the Fiscal Council are established in its Internal Charter. Its responsibilities include the preparation of a technical opinion on the quarterly and annual reports submitted for the approval of stockholders (which should be made available to stockholders within one month prior to the date set for the Annual General Meeting). The holders of the preferred shares have the right to elect an effective member and respective alternate member to this Council. Minority stockholders are equally entitled to elect an effective member where they jointly represent ten percent (10%) or more of the shares with voting rights.

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Pursuant to Itaú Unibanco’s Bylaws, the Fiscal Council is not permanently installed and its installation depends on a decision by the General Meeting in accordance with the Corporate Law. The Fiscal Council has been uninterruptedly installed since 2000. The members nominated by the controlling stockholders of Itaú Unibanco are independent professionals with wide experience in the financial market.

5.4.    Executive Board

The management and representation of Itaú Unibanco shall be the responsibility of the Executive Board, to be made up of at least five (5) and at most thirty (30) members, including the positions of Chief Executive Officer, General Director, Vice President, Executive Officer and Officer, as determined by the Board of Directors when providing for these positions.

Pursuant to CMN and BACEN standards, the Board of Directors shall appoint, from among the members of the Executive Board, representatives to stand before authorities, stockholders, and the public in general.

6.       STOCKHOLDERS’ RIGHTS

6.1.    Dividend Policy

Since 1980, Itaú Unibanco has maintained as its dividend distribution policy the monthly payout of dividends and complementary semi-annual and annual payments.

Every fiscal year, stockholders are entitled to receive as a mandatory dividend, an amount of not less than twenty-five percent (25%) of net income determined in the same fiscal year, adjusted by the reduction or addition of the amounts specified in items "a" and "b" of subsection I of Article 202 of Corporate Law and pursuant to subsections II and III of the same legal provision. In addition to the mandatory dividend, the Board of Directors may (i) propose to the Annual General Meeting the payout of dividends calculated on the basis of retained earnings, revenue reserves and, in some cases, capital reserves and (ii) establish the payment of interest on capital. Payment of interim dividends or interest on capital is an integral part of the mandatory dividend for the fiscal year. The amounts paid per share as dividends and/or interest on capital are the same for common and preferred shares.

The Stockholder Remuneration Policy may be found on the Investor Relations website (www.itau-unibanco.com.br/ri > Governança Corporativa > Regulamentos e Políticas).

6.1.1.  Dividend Reinvestment Program (PRD)

The Program was launched in 2004, as a further benefit to Itaú Unibanco stockholders, permitting the automatic investment of the dividends in the purchase of preferred or common shares. Any stockholder may participate in the PRD as an Itaú Unibanco S.A. current account holder, whether they are an individual or corporate entity.

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Itaú Unibanco’s PRD was the first CVM (Brazilian Securities and Exchange Commission) registered and approved dividend reinvestment program of a Brazilian company, presenting the following advantages for Itaú Unibanco’s stockholders: (i) it offers a safe, efficient, systematic and organized share purchase alternative; (ii) allows the combination of individual share purchase offers with the offers of all the other stockholders of the same company which have adhered to the PRD, enabling an increase in investment volume and consequently a reduction in brokerage fees, if compared to a regular acquisition of shares; and (iii) it promotes a gradual increase in the participation in the capital stock of the Company and in distributed dividends.

6.2.    Tag Along

The Tag Along is a minority stockholder defense mechanism (those stockholders not part of the controlling group) which assures them a minimum price to be paid for their shares in an eventual sale of control of the Company.

Brazilian corporate legislation requires that, in the event of the sale of a listed company, the acquiring party must make a public offering for the acquisition of the common shares of the non-controlling stockholders at a minimum price equal to eighty percent (80%) of the amount paid per share to the controlling group. A General Meeting of Itaú Unibanco, held in 2002, extended to the holders of preferred shares the same tag along right. Thus, at Itaú Unibanco, the tag along is a right granted not only to the holders of common shares (as prescribed in law), but also to the holders of the preferred shares.

B3 has included Itaú Unibanco in the ITAG – Special Tag Along Stock Index created to differentiate and enhance the profile of companies that pay greater attention to their minority stockholders.

7.       TRANSPARENCY

7.1.    Investor Relations

The prime objective of the Investor Relations area (IR) is to transparently and accessibly disseminate information on Itaú Unibanco on which an investment in shares and securities of its own issue can be based. Hence, the IR Department seeks to consolidate and maintain Itaú Unibanco’s image of leadership and innovation in the capital markets, always underscoring respect for legal and ethical principles.

Public meetings held by the IR Department are one of the most important communication channels and valued by investors, analysts and stockholders. The opportunity to discuss strategies and reported results with Senior Management can represent a decisive factor in making investments. B3 requires that companies listed in the levels of Corporate Governance hold at least one investors’ meeting a year.

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Since 1996, Itaú Unibanco has held public meetings at the APIMEC’s (Association of Capital Market Analysts and Investment Professionals) regional offices as well as various presentations overseas with a view to expanding the access of private investors to these meetings. At these meetings and presentations, Itaú Unibanco aims to provide a clear picture to the domestic and international financial community as to its performance, strategy for the creation of value for stockholders and prospects for the future, among other topics of interest for investors.

Other important initiatives of the Investor Relations Department are the Investor Relations website and the Domestic and International Conference Calls with stockholders, analysts and potential investors, which take place on a quarterly basis one day after the announcement of the Itaú Unibanco Financial Conglomerate’s results and, in some cases, following the announcement of material facts. Itaú Unibanco also provides access to information on Investor Relations through TWITTER (@itauunibanco_ri) and Facebook (faceboo.com/itauunibancori). These initiatives play an important role in Corporate Governance practices and establish in a dynamic and democratic fashion the opportunity for direct contact between the stockholders, the market and Itaú Unibanco, facilitating access to key information on the Company.

In the first half of 2014, the IR Department adopted its Investor Relations Code of Conduct, as complementary to Policies governing IR, Disclosure of Material Acts or Facts, Policy for Trading Itaú Unibanco Holding S.A. Securities, and the Itaú Unibanco Code of Ethics. The IR Code of Ethics is available at the Investor Relations Website (www.itau.com.br/relacoes-com-investidores > Governança Corporativa -> Regulamentos e Políticas).

7.2.     National and International Stock Indexes

Itaú Unibanco is listed on the main stock indexes that measure the level of adherence of the Company to recognizably effective corporate governance practices, such as the above mentioned ITAG and the IGC – B3 Special Corporate Governance Stock Index, a list that groups together companies that can offer increased investor security.

Also, Itaú Unibanco shares are now listed in the B3 Corporate Sustainability Stock Index (ISE), and have been so since the Index’s creation in 2005, becoming a benchmark for socially responsible investment and a catalyst for good practices in the Brazilian corporate sector.

The shares of Itaú Unibanco have also been part of the Dow Jones Sustainability World Index (DJSI World) since its creation in 1999. DJSI World selects companies of recognized corporate sustainability, with the capacity to create long-term value for stockholders, through the ability to leverage opportunities and manage the risks associated to economic, environmental and social factors. Selection not only takes into account financial performance, but principally the quality of management, which should combine economic values with environmental and social activities as a means to long-term sustainability.

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7.3.    Disclosure of Material Information Policy, Securities Trading Policy and Disclosure and Trading Committee

Pursuant to CVM Instruction No. 358, listed companies should adopt a Disclosure of Material Information Policy (“Disclosure Policy”) and may voluntarily adopt a Policy for Trading of Own Securities (“Trading Policy”).

Itaú Unibanco has adopted both, and included additional requirements beyond those set forth by the CVM, such as: (i) barred acquisition or divesture of securities before a period of one hundred and eighty (180) days from the last divesture or acquisition, respectively, in a Stock Exchange or Over the Counter transaction; (ii) barred lease of securities; and (iii) barred offering of stock call or put options, sale of stocks in the Forward Market, and trading stocks on the Futures Market.

In addition to the adoption of the Disclosure and Trading Policies, Itaú Unibanco has once again gone beyond the scope of the CVM requirements to establish, in unprecedented fashion and with best Corporate Governance practices in mind, a specific committee for policies management: the Disclosure and Trading Committee.

The Disclosure and Trading Committee has the prime function of administering the Trading and Disclosure Policies. Its duties covers a range of internal initiatives for improving information flow and safeguarding the ethical conduct of its management and staff members, signatories to the policies. The Committee’s duties shall include: (i) advising the Investor Relations Officer; (ii) reviewing the policies and recommending appropriate changes to the Board of Directors; (iii) determining the actions needed to disclose and disseminate the policies, including to the employees of the Company; (iv) address any doubts regarding interpretation of the contents of the policies; (v) previously examining, as applicable, the contents of materials for meetings with investors and analysts (road shows), teleconferences and public presentations containing information about the Company (vi) assisting the Investor Relations Officer in connection with investigating and deciding breach events, and bringing any infractions before the Ethics Committee and the Board of Directors, as applicable; (vii) analyzing the contents of answers to official questions raised by regulatory and self-regulatory entities; and (viii) proposing solutions to the Investor Relations Officer in connection with omissions and exceptions.

Itaú Unibanco has a practice of disclosing material facts and announcements to the market on the Rede de Divulgação news portal, with a page on the World Wide Web. The service enables instant access to all material facts and announcements to the market disclosed. Adoption of this form of disclosure is in line with the modernization of the information disclosure system, providing for a closer relationship with stakeholders.

The Disclosure and Trading Committee is chaired by the Investor Relations Officer and made up of a minimum of five (5) and a maximum of ten (10) members named by the Investor Relations Officer from among the members of the Board of Directors, the statutory committees and the Executive Board of the Company, its controlling companies and subsidiaries; the Committee shall convene quarterly or whenever summoned by the Investor Relations Officer.

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7.4.    Operational Rules for Treasury

In 2004, following a broad-based national and international survey of best Corporate Governance practices, Itaú Unibanco became the first Brazilian company to adopt, on a voluntary basis, Operating Rules for the Trading of Shares for Treasury (“Rules”). These Rules now govern trading in shares issued by Itaú Unibanco on stock exchanges where its shares are eligible for trading.

In Itaú Unibanco management’s view, the adherence to these Rules has brought innumerous benefits, among which the reduction in operational, financial and strategic risk, the creation of an internal culture for these operations in the capital markets, the reduction in the possibility of market concentration or improper price fixing, the underscoring of the strategy for the repurchase of securities focused on the preservation of liquidity and value for stockholders. All this leads to a greater transparency for this type of operation, to be disclosed on a monthly basis on the Investor Relations Website (www.itau.com.br/relacoes-com-investidores > Governança Corporativa -> Recompra de Ações).

In addition to complying with the provisions of the Rules, Itaú Unibanco shall follow the provisions of CVM Instructions 358 and 567 regarding the trading of own shares, such as, to send information on securities traded by the Company, its subsidiaries and affiliates to CVM, within ten (10) days after the end of the month in which the changes in positions held are observed.

8.       STOCK OPTION GRANTING PLAN

Itaú Unibanco was one of the first Brazilian companies to grant stock options to its management members (since 1995) so as to allow the alignment of the interests of its executives with those of Itaú Unibanco in so far as they share the same risks and gains provided by the appreciation of the Company’s shares.

The purpose of the Stock Option Granting Plan is to make the executives parties to the medium and long-term development of the Company, thus allowing them to participate in the enhancement in value which their work and dedication has brought to the shares of the Company.

9.       STOCK GRANTING PLAN

At the Extraordinary General Meeting held on April 19, 2017, Itaú Unibanco approved the Stock Granting Plan for the purpose of consolidating the rules related to long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries in accordance with CVM Instruction No. 567/15.

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By means of the Stock Granting Plan, Itaú Unibanco intends to keep the interests of the Company’s management members and employees and of its direct and indirect subsidiaries in line with the interests of stockholders and the Company itself. To this end, the Stock Granting Plan gives these stakeholders the opportunity of becoming stockholders of Itaú Unibanco, enabling them to share short, medium and long-term risks.

The Stock Granting Plan also allows for the attraction and retention of talented professionals since it also provides for performance-based stock granting programs. Accordingly, it is possible to encourage a sustainable running of the business, always in line with the interests of stockholders.

10.     TRANSACTIONS WITH RELATED PARTIES

The transactions between Itaú Unibanco and related parties are carried out according to the legal and ethical norms.

Itaú Unibanco assures the equality and transparency of the transactions through the medium of the Policy for Transactions with Related Parties wherein rules are established and procedures consolidated for these transactions.

According to the conditions and values involved and provided for in the aforementioned Policy, the transactions shall be submitted for approval of the Related Parties Committee, and reported to the Board of Directors on a quarterly basis (pursuant to item 5.2.2, “e”, above).

These rules and procedures can be found detailed in the Policy for Transactions with Related Parties available from the Investor Relations website (www.itau.com.br/relacoes-com-investidores > Governança Corporativa > Regulamentos e Políticas).

11.     SUSTAINABILITY

For Itaú Unibanco, Sustainability means maintaining business on the short, medium and long run to deliver perennial value to stakeholders.

By incorporating Sustainability, Itaú Unibanco reaffirms its commitment to sustainable development and accepts a challenge beyond its own operations: to play a transformative role before new business standards and leverage environmental, social and economic development in a balanced, responsible and sustainable manner.

To establish action priorities in pursuit of Sustainable Performance, as well as to bind the topic to the organization’s business agenda, we have a Sustainability strategy in place with three strategic focuses: Financial Education, Environmental and Social Risks and Opportunities, and Dialogues and Transparency. To enhance the sustainability agenda in the decision-making process of Itaú Unibanco, structured sustainability governance has been established at: an annual agenda for the Board of Directors; an annual agenda for the Strategy Committee, Superior Ethics and Sustainability Committee (made up of members of the Executive Committee); Corporate Sustainability Committee (made up of officers and superintendents) Operating Committee of Foundations and Institutes (made up of superintendents of the foundations and institutes); and Integrity and Ethics Committee (made up of officers).

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Other joint bodies (committees and commissions) of Itaú Unibanco also cover matters related to sustainability. Among these bodies are: the Disclosure and Trading Committee, the Retail Products Committee; the Wholesale Products Committee; and the Environmental and Social Risk Committee.

Itaú Unibanco is a signatory to various voluntary national and international commitments, including: the Global Compact, the Equator Principles, the Carbon Disclosure Project (“CDP”), the Principles for Responsible Investments (“PRI”) and the Global Reporting Initiative (“GRI”). To see all the voluntary commitments to which the Conglomerate is a signatory and additional details on our sustainability governance, please visit the annual report on the Company’s Investor Relations website.

12.     SCOPE

Itaú Unibanco’s Corporate Governance Policy is published on the website www.itau-unibanco.com.br/relações com investidores.

It is applicable to Itaú Unibanco Holding S.A. and to its subsidiaries in Brazil and overseas, as applicable.

The operating companies with shares listed on a stock exchange have their own rules of Corporate Governance.

For other Itaú Unibanco Policies and Rules as duly approved by our Internal Governance, please visit www.itau.com.br/relacoes-com-investidores > Governança Corporativa > Regulamentos e Políticas.

13.     APPROVAL

This Policy was approved by the Company’s Board of Directors at its meeting on November 30, 2017.